UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 001-41856
Carbon Revolution Public Limited Company
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Background

As previously disclosed, Carbon Revolution Public Limited Company (the “Company”) entered into agreements for a Structured Equity Facility (the “OIC Financing”) for up to US$110 million in funding, subject to satisfying various conditions precedent to each tranche of funding. The initial gross proceeds of US$35 million were received by the Company on November 3, 2023 pursuant to a Securities Purchase Agreement by and among the Company and the fund vehicles affiliated with Orion Infrastructure Capital (“OIC” and, collectively, the “OIC Investors”) party thereto, while an additional US$35 million was funded into an escrow account on such date and has been held in escrow, with the release of such funds subject to the satisfaction of certain conditions.

On May 23, 2023, Carbon Revolution Operations PTY LTD., an Australian private limited company and indirect wholly-owned subsidiary of the Company (“Carbon Revolution Operations”), entered into a Trust Indenture by and between Carbon Revolution Operations and UMB Bank, National Association, as trustee (the “Trustee”, and such Trust Indenture, as amended by the First Supplemental Indenture thereto, dated September 11, 2023, the “Indenture”). The Indenture and the Series 2023-A Notes issued thereunder were executed and issued pursuant to the New Debt Program arranged by PIUS Limited LLC and its affiliates. Carbon Revolution Operations, the Trustee, as Disbursing Agent, Gallagher IP Solutions LLC, as successor to Newlight Capital LLC, as Servicer, and the Company and certain other subsidiaries of the Company, as co-obligors (the “Co-Obligors”), are parties to a Proceeds Disbursing and Security Agreement, dated May 23, 2023 (as amended from time to time, the “PDSA”), providing the terms upon which the proceeds of the Series 2023-A Notes may be disbursed to Carbon Revolution Operations, a security interest for the benefit of the holders of the Series 2023-A Notes in the present and after-acquired property of Carbon Revolution Operations and the Co-Obligors, including its intellectual property but excluding certain excluded property and certain excluded intellectual property, and various financial and other covenants.

On April 10, 2024, the Company and the OIC Investors entered into Amendment No. 1 to the aforementioned Securities Purchase Agreement, providing for an early release of US$5 million from escrow in exchange for shares of a newly created class of Class B Preferred Shares. On May 24, 2024, the Company and the OIC Investors entered into Amendment No. 2 to the Securities Purchase Agreement (the “Second SPA Amendment”), providing that all or a portion of the remaining US$30 million held in the escrow account may be released in exchange for preferred shares issued by the Company or debt instruments issued by the Company or its subsidiaries, including Carbon Revolution Operations, as well as associated warrants. As contemplated by the Second SPA Amendment, on May 24, 2024, Carbon Revolution Operations issued US$5 million aggregate principal amount of a newly created series of Fixed Rate Senior Notes, Series 2024-A (the “Series 2024-A Notes”). The Series 2024-A Notes were created pursuant to a Second Supplemental Indenture, dated May 24, 2024 (the “Second Supplemental Indenture”) by and between Carbon Revolution Operations and the Trustee to the Indenture. The Second Supplemental Indenture provides for the issuance of up to $30 million aggregate principal amount of Series 2024-A Notes to the OIC Investors.

Amendment to Securities Purchase Agreement

On June 21, 2024, the Company and the OIC Investors entered into Amendment No. 3 to the Securities Purchase Agreement (the “Third SPA Amendment”), providing for the release of the remaining US$25 million in escrow in five tranches, each equal to US$5 million, subject to satisfying certain reserve release conditions (as discussed below) in exchange for preferred shares issued by the Company or debt instruments issued by Carbon Revolution Operations. In connection with the release of each of the five tranches of US$5 million from escrow, the Company will issue to the OIC Investors a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors.

Reserve Release Conditions

The remaining US$25 million in escrow will be released in US$5 million increments upon the satisfaction of certain reserve release conditions (the satisfaction of each reserve release condition, each a “Subsequent Reserve Release”). The Company must achieve certain Minimum Trailing Three Month Revenue (as defined in the Third SPA Amendment) and Minimum Trailing Three Month Adjusted EBITDA (as defined in the Third SPA Amendment) thresholds in order to satisfy each of the reserve release conditions. Depending on the Company’s achievement of the applicable Minimum Trailing Three Month Revenue and Minimum Trailing Three Month Adjusted EBITDA thresholds for the release of the final US$5 million from escrow, in connection with such release, the OIC Investors may be required to acquire US$5 million aggregate principal amount of a newly created series of Fixed Rate Senior Notes, Series 2024-B Notes (the “Last Out Notes”), which, if issued, will be subordinated to the Series 2024-A Notes.

Pursuant to the Third SPA Amendment, each set of conditions is measured for the three-month period ending on the last day of the most recently completed calendar month, with the last four reserve releases permitted no earlier than July 1, 2024, August 1, 2024, September 1, 2024 and October 1, 2024, respectively. As described below, on June 21, 2024 the Company satisfied one of the reserve release conditions.

Amendment to the OIC Warrants

On June 21, 2024, the Company and the OIC Investors entered into Amendment No. 2 to the Warrant dated November 3, 2023 (the “Second Amended OIC Warrant”) to revise the vesting schedule of the 5% of the existing warrant that was due to vest upon the release of the aggregate of US$35 million initially held in escrow subject to the applicable vesting condition. The Second Amended OIC Warrant provides (i) that 0.7% of the existing warrant vested in connection with the April 10, 2024 escrow release, (ii) that 0.45% of the existing warrant vested in connection with the May 24, 2024 escrow release, (iii) for the forfeiture of a portion of the existing warrant equal to 2.15%, and (iii) that the remaining 2.15% of the existing warrant will vest proportionally in 0.45% increments at the release of each of the first four of the five tranches of the remaining US$25 million in escrow. Also on June 21, 2024, the Company and the OIC Investors entered into Amendment No. 1 to the Warrant dated April 10, 2024 (the “Amended April 2024 Warrant”) and Amendment No. 1 to the Warrant dated May 24, 2024 (the “Amended May 2024 Warrant”), each providing for certain immaterial amendments to the respective warrants.

Amendment to IP-Backed Finance Facility and Letter Agreement

On June 21, 2024, Carbon Revolution Operations and the Trustee to the Indenture entered into a Third Supplemental Indenture (the “Third Supplemental Indenture”) and a Sixth Amendment to the PDSA (the “Sixth Amendment”). The Third Supplemental Indenture (i) creates of a new series of notes, the Last Out Notes, which, if issued, would be subordinated to the Series 2023-A Notes and Series 2024-A Notes, (ii) increases the exit fee payable on the Series 2024-A Notes by $10 million (the “Additional Exit Fee”) and (iii) adds $100,000 to the aggregate principal amount of the Series 2024-A Notes as a fee paid to the OIC Investors in connection with the foregoing amendments. The Sixth Amendment (i) adds a financial covenant containing a limit on capital expenditures, (ii) permits the incurrence of up to a certain amount of indebtedness for tooling finance and (iii) makes certain other technical changes in connection with the other amendments described herein.

Pursuant to a letter agreement, each of the OIC Investors and the Company agreed that any amounts paid in cash dividends or in redemption of the Class B Preferred Shares shall reduce the amount of the Additional Exit Fee and any amount paid toward the Additional Exit Fee shall reduce the amount payable to redeem the Class B Preferred Shares.

Issuance of US$5 million of Series 2024-A Notes and Warrants

On June 21, 2024, upon the satisfaction of the first of the new reserve release conditions (the third overall release, including the releases on April 10 and May 24), US$5 million was released from escrow in exchange for the issuance to the OIC Investors of US$5 million aggregate principal amount of Series 2024-A Notes and an additional warrant in the form furnished as Exhibit 99.5 to this report (the “Additional New Warrant”) to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing the same terms as the warrants issued to the OIC Investors in May 2024.

The Company reimbursed the OIC Investor’s legal expenses in connection with the foregoing amendments, which was deducted from the proceeds of the issuance of the Series 2024-A Notes paid to the Company. Giving effect to the receipt of the net proceeds of the issuance of the US$5 million of Series 2024-A Notes, the Company has approximately US$5.6 million of unrestricted cash and approximately US$4.8 million of restricted cash as of June 23, 2024.

The Third SPA Amendment, the Third Supplemental Indenture, the Form of the Last Out Note the Sixth Amendment, the Form of Additional New Warrant, the Second Amended OIC Warrant, the Amended April 2024 Warrant and the Amended May 2024 Warrant are furnished as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5,  99.6, 99.7 and 99.8. The foregoing descriptions are qualified in their entirety by the text of such exhibits.

EXHIBIT INDEX

Exhibit No.	Description
99.1#	Amendment No. 3, dated June 21, 2024, to the Securities Purchase Agreement, dated as of September 21, 2023, by and among the Company and the OIC Investors
99.2	Third Supplemental Indenture, dated June 21, 2024, by and between Carbon Revolution Operations and UMB Bank, National Association, as Trustee
99.3	Form of Last Out Note (included as Exhibit A to the Third Supplemental Indenture)
99.4*	Sixth Amendment, dated June 21, 2024, to the Proceeds Disbursing and Security Agreement, dated May 23, 2023
99.5	Form of Additional New Warrant (included as Exhibit A to Amendment No. 3 to the Securities Purchase Agreement)
99.6	Amendment No. 2, dated June 21, 2024, to the Warrant dated November 3, 2023
99.7	Amendment No. 1, dated June 21, 2024, to the Warrant dated April 10, 2024
99.8	Amendment No. 1, dated June 21, 2024, to the Warrant dated May 24, 2024

# Schedules to this exhibit have been omitted in accordance with the rules of the SEC. The registrant agrees to furnish supplementally a copy of all omitted schedules to the SEC upon its request.
* Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company

Date: June 24, 2024

	By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Chief Executive Officer